SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 2018 results

São Paulo, March 28, 2019 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP(B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its fourth quarter and 2018 results. The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2017.

SBSP3: R$ 41.00/share SBS: US$ 10.42 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 28.024 billion Closing quote: 03/28/2019

1.   Financial highlights

									R$ million
		2018	2017	Var. (R$)%		4Q18	4Q17	Var. (R$)%
	Gross operating revenue ¹	14,253.6	12,223.7	2,029.9	16.6	4,391.4	3,293.1	1,098.3	33.4
	Construction revenue	2,802.7	3,150.9	(348.2)	(11.1)	764.3	935.7	(171.4)	(18.3)
	COFINS and PASEP and TRCF taxes ²	(971.2)	(766.4)	(204.8)	26.7	(253.3)	(210.5)	(42.8)	20.3
(=)	Net operating revenue	16,085.1	14,608.2	1,476.9	10.1	4,902.4	4,018.3	884.1	22.0
	Costs and expenses	(8,203.9)	(7,566.1)	(637.8)	8.4	(2,228.4)	(2,038.1)	(190.3)	9.3
	Construction costs	(2,739.7)	(3,080.5)	340.8	(11.1)	(747.1)	(914.6)	167.5	(18.3)
	Equity result	6.5	5.8	0.7	12.1	2.3	1.0	1.3	130.0
	Other operating revenue (expenses), net	28.7	(5.7)	34.4	(603.5)	(33.4)	(43.4)	10.0	(23.0)
(=)	Earnings before financial result, income tax and social contrib	5,176.7	3,961.7	1,215.0	30.7	1,895.8	1,023.2	872.6	85.3
	Financial result	(1,264.3)	(458.1)	(806.2)	176.0	29.6	(403.5)	433.1	(107.3)
(=)	Earnings before income tax and social contribution	3,912.4	3,503.6	408.8	11.7	1,925.4	619.7	1,305.7	210.7
	Income tax and social contribution	(1,077.3)	(984.3)	(93.0)	9.4	(417.8)	(7.1)	(410.7)	5,784.5
(=)	Net income	2,835.1	2,519.3	315.8	12.5	1,507.6	612.6	895.0	146.1
	Earnings per share* (R$)	4.15	3.69	-	-	2.21	0.90

(1) Includes Revenue from Regulatory, Control and Inspection Fee (Taxa de Regulação, Controle e Fiscalização - TRCF) in the amount of R$ 63.9 million in 2018 and R$ 8.8 million in 2017 (since November 2017).

(2) Includes TRCF transfers in the amount of R$ 54.4 million in 2018 and R$ 8.8 million in 2017 (since November 2017).

(*) Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

									R$ million
		2018	2017	Var. (R$)%		4Q18	4Q17	Var. (R$)%
	Net income	2,835.1	2,519.3	315.8	12.5	1,507.6	612.6	895.0	146.1
	Income tax and social contribution	1,077.3	984.3	93.0	9.4	417.8	7.1	410.7	5,784.5
	Financial result	1,264.3	458.1	806.2	176.0	(29.6)	403.5	(433.1)	(107.3)
	Other operating revenues (expenses), net	(28.7)	5.7	(34.4)	(603.5)	33.4	43.4	(10.0)	(23.0)
(=)	Adjusted EBIT*	5,148.0	3,967.4	1,180.6	29.8	1,929.2	1,066.6	862.6	80.9
	Depreciation and amortization	1,392.6	1,301.9	90.7	7.0	395.1	327.4	67.7	20.7
(=)	Adjusted EBITDA **	6,540.6	5,269.3	1,271.3	24.1	2,324.3	1,394.0	930.3	66.7
	(%) Adjusted EBITDA margin	40.7	36.1			47.4	34.7

* Adjusted EBIT is net income before: (i) other operating revenues/expenses, net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2018, the net operating revenue, which considers construction revenue, totaled R$ 16,085.1 million, an increase of 10.1% over the same period of the previous year.

Costs and expenses, which include construction costs, totaled R$ 10,943.6 million, a 2.8% increase when compared to 2017.

Adjusted EBIT, in the amount of R$ 5,148.0 million in 2018, increased 29.8% compared to the R$ 3,967.4 million recorded in 2017.

Adjusted EBITDA, in the amount of R$ 6,540.6 million in 2018, increased 24.1% versus the R$ 5,269.3 million recorded in 2017.

The adjusted EBITDA margin was 40.7% in 2018, against 36.1% in 2017.

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin was 48.8% in 2018 versus 45.4% in 2017.

In 2018, the Company recorded a net income of R$ 2,835.1 million compared to a net income of R$ 2,519.3 million in 2017.

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2. Gross operating revenue

In 2018, gross operating revenue related to sanitation services, in the amount of R$ 14,253.6 million, which does not consider the construction revenue, increased by R$ 2,029.9 million, or 16.6%, when compared to the R$ 12,223.7 million recorded in 2017.

The main factors that led to the increase were:

•         Tariff repositioning index of 7.9% since November 2017;

•         Tariff repositioning index of 3.5% since June 2018;

•         Increase of 1.5% in billed volume, 1.5% in water and 1.5% in sewage; and

•         Formalization of the agreement with the municipality of Guarulhos in 2018, in the amount of R$ 928.0 million, representing an increase of R$ 800.0 million in operating revenue.

3. Construction revenue

Construction revenue decreased by R$ 348.2 million in 2018, or 11.1%, when compared to the previous year. This variation was mainly due to the increase in asset investments carried out in 2017 in the municipalities served by the Company, particularly in the São Lourenço Production System (Sistema Produtor São Lourenço).

4. Billed volume

The tables below show the billed volumes of water and sewage, in the quarterly and annual comparisons, per consumer category and region.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3

		Water			Sewage		Water + Sewage
Category	2018	2017	%	2018	2017	%	2018	2017	%
Residential	1,607.0	1,580.9	1.7	1,374.6	1,346.5	2.1	2,981.6	2,927.4	1.9
Commercial	166.8	166.1	0.4	161.3	159.3	1.3	328.1	325.4	0.8
Industrial	31.0	31.4	(1.3)	37.7	37.5	0.5	68.7	68.9	(0.3)
Public	40.4	40.8	(1.0)	36.4	36.3	0.3	76.8	77.1	(0.4)
Total retail	1,845.2	1,819.2	1.4	1,610.0	1,579.6	1.9	3,455.2	3,398.8	1.7
Wholesale (3)	262.7	256.7	2.3	31.1	37.6	(17.3)	293.8	294.3	(0.2)
Total	2,107.9	2,075.9	1.5	1,641.1	1,617.2	1.5	3,749.0	3,693.1	1.5
		Water			Sewage		Water + Sewage
Category	4Q18	4Q17%		4Q18	4Q17%		4Q18	4Q17%
Residential	407.4	403.0	1.1	349.0	343.9	1.5	756.4	746.9	1.3
Commercial	42.0	42.2	(0.5)	40.7	40.4	0,7	82.7	82.6	0.1
Industrial	7.8	7.8	-	9.5	9.3	2.2	17.3	17.1	1.2
Public	10.2	10.2	-	9.2	9.2	-	19.4	19.4	-
Total retail	467.4	463.2	0.9	408.4	402.8	1.4	875.8	866.0	1.1
Wholesale (3)	66.6	65.1	2.3	7.7	11.1	(30.6)	74.3	76.2	(2.5)
Total	534.0	528.3	1.1	416.1	413.9	0.5	950.1	942.2	0.8

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WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage
Region	2018	2017	%	2018	2017	%	2018	2017	%
Metropolitan	1,194.5	1,175.8	1.6	1,043.8	1,024.1	1.9	2,238.3	2,199.9	1.7
Regional (2)	650.7	643.4	1.1	566.2	555.5	1.9	1,216.9	1,198.9	1.5
Total retail	1,845.2	1,819.2	1.4	1,610.0	1,579.6	1.9	3,455.2	3,398.8	1.7
Wholesale (3)	262.7	256.7	2.3	31.1	37.6	(17.3)	293.8	294.3	(0.2)
Total	2,107.9	2,075.9	1.5	1,641.1	1,617.2	1.5	3,749.0	3,693.1	1.5
	Water			Sewage			Water + Sewage
Region	4Q18	4Q17%		4Q18	4Q17%		4Q18	4Q17%
Metropolitan	301.3	298.3	1.0	263.7	260.2	1.3	565.0	558.5	1.2
Regional (2)	166.1	164.9	0.7	144.7	142.6	1.5	310.8	307.5	1.1
Total retail	467.4	463.2	0.9	408.4	402.8	1.4	875.8	866.0	1.1
Wholesale (3)	66.6	65.1	2.3	7.7	11.1	(30.6)	74.3	76.2	(2.5)
Total	534.0	528.3	1.1	416.1	413.9	0.5	950.1	942.2	0.8

(1) Unaudited.

(2) Including costal and interior regions.

(3) Wholesale amounts include reused water and non-domestic sewage volumes.

5. Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased by R$ 297.0 million in 2018 (2.8%). Excluding construction costs, there was an increase of R$ 637.8 million (8.4%).

As a participation of net revenue, administrative and selling expenses and construction costs accounted for 68.0% in 2018, versus 72.9% in 2017.

								R$ million
	2018	2017	Var. (R$)%		4Q18	4Q17	Var. (R$)%
Salaries and payroll charges and Pension plan obligations	2,673.6	2,604.3	69.3	2.7	671.3	676.3	(5.0)	(0.7)
General supplies	249.3	173.8	75.5	43.4	79.3	56.5	22.8	40.4
Treatment supplies	265.1	287.6	(22.5)	(7.8)	69.7	88.7	(19.0)	(21.4)
Services	1,474.7	1,299.1	175.6	13.5	411.4	378.2	33.2	8.8
Electricity	959.4	796.1	163.3	20.5	267.3	204.9	62.4	30.5
General expenses	963.8	928.2	35.6	3.8	278.8	294.3	(15.5)	(5.3)
Tax expenses	58.7	92.4	(33.7)	(36.5)	14.8	16.6	(1.8)	(10.8)
Sub-total	6,644.6	6,181.5	463.1	7.5	1,792.6	1,715.5	77.1	4.5
Depreciation and amortization	1,392.6	1,301.9	90.7	7.0	395.1	327.4	67.7	20.7
Allowance for doubtful accounts	166.7	82.7	84.0	101.6	40.7	(4.8)	45.5	(947.9)
Sub-total	1,559.3	1,384.6	174.7	12.6	435.8	322.6	113.2	35.1
Costs, administrative and selling expenses	8,203.9	7,566.1	637.8	8.4	2,228.4	2,038.1	190.3	9.3
Construction costs	2,739.7	3,080.5	(340.8)	(11.1)	747.1	914.6	(167.5)	(18.3)
Costs, adm & selling expenses and construction costs	10,943.6	10,646.6	297.0	2.8	2,975.5	2,952.7	22.8	0.8
% of net revenue	68.0	72.9			60.7	73.5

5.1. Salaries and payroll charges and Pension plan obligations

In 2018, there was an increase of R$ 69.3 million, or 2.7%, due to the following factors:

•         Increase of R$ 196.5 million due to the provision for 1,567 employees who joined the Knowledge Retention Program (Programa de Retenção do Conhecimento – PRC), launched by the Company in 2018, aiming to mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career, through the transfer of intellectual capital;

•         Increase of R$ 95.0 million in expenses related to health insurance; and

•         Increase of R$ 32.8 million, mainly due to the 1.7% increase related to the Career and Salary Plan (Plano de Cargos e Salários) in February 2018, salary increases of 1.3% in May 2018 and the hiring of 1,019 employees in 2018.

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The increases above were partially offset by:

•         A reversal of R$ 188.4 million in the Provision for Consent Decree (Termo de Ajustamento de Conduta – TAC), related to the employees who joined the PRC; and

•         A decrease of R$ 57.1 million in provisions for pension plans, due to changes in the actuarial assumptions, mainly with the reduction of G0 and G1 interest rate from 5.71% to 5.30% and 5.74% to 5.35%, respectively.

5.2. General Materials

Increase of R$ 75.5 million, or 43.4%, mainly due to:

•         Increase of R$ 33.7 million in the use of materials for maintenance of real estate, facilities and equipment, mainly due to several prevention and corrective actions in several Sewage Treatment Stations (Estações de Tratamento de Esgoto) in the metropolitan region of São Paulo; and

•         Greater use of materials in the maintenance in water and sewage networks in several regions, in the amount of R$ 33.1 million.

5.3. Treatment materials

Decrease of R$ 22.5 million, or 7.8%, mainly due to reduction in coagulant costs in the main Water Treatment Stations (Estações de Tratamento de Água), due to the strategic substitution for more financially viable products.

5.4 Services

Service expenses, which totaled R$ 1,474.7 million in 2018, increased by R$ 175.6 million, or 13.5%, versus the R$ 1,299.1 million recorded in 2017. The increase in this line was distributed in several items, the main ones were:

•         Greater services execution in maintenance, in the water and sewage systems, in the amount of R$ 34.9 million;

•         Increased hiring of technical services in 2018, in the amount of R$ 33.3 million, mainly related to: (i) maintenance services and IT technical support, in the amount of R$ 10.6 million; (ii) operational management services in the São Lourenço Production System (Sistema Produtor São Lourenço), in the amount of R$ 5.5 million; and (iii) nautical services for the application of chemicals in water springs, in the amount of R$ 4.6 million;

•         Maintenance of properties and facilities, in the amount of R$ 17.1 million; and

•         Increase in surveillance expenses, in the amount of R$ 14.2 million.

5.5. Electricity

Electricity expenses totaled R$ 959.4 million in 2018, an increase of R$ 163.3 million, or 20.5%, when compared to the R$ 796.1 million recorded in 2017. The key factors that influenced this variation were:

•         Average increase of 7.3% in the free market tariffs (Ambiente de Contratação Livre - ACL), with an increase of 3.6% in consumption;

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•         Average increase of 4.9% in the grid market tariffs (Tarifas de Uso do Sistema de Distribuição - TUSD), with a 13.5% increase in consumption; and

•         Average increase of 10.4% in the regulated market tariffs (Ambiente de Contratação Regulada - ACR), without relevant consumption variations.

In 2018, ACL represented 34.1% of the total amount of electricity consumed by the Company, TUSD 35.6% and ACR accounted for 30.3% of this amount.

5.6. General expenses

An increase of R$ 35.6 million, or 3.8%, totaling R$ 963.8 million in 2018, versus the R$ 928.2 million recorded in 2017, mainly due to higher provision for transfer to the São Paulo Municipal Fund for Environmental Sanitation and Infrastructure (Fundo Municipal de Saneamento Ambiental e Infraestrutura de São Paulo), in the amount of R$ 47.0 million, resulting from the higher revenue from the municipality.

5.7. Depreciation and Amortization

The expenses with depreciation and amortization increased by R$ 90.7 million, or 7.0%, mainly due to the start-up of intangible assets, in the amount of R$ 6.1 billion, of which R$ 3.2 billion related to the São Lourenço Production System (Sistema Produtor São Lourenço).

5.8. Allowance for doubtful accounts

Increase of R$ 84.0 million, mainly due to the higher recoveries in 2017, in the amount of R$ 77.8 million.

6. Other Operating Revenues (Expenses), Net

Increase in other operating revenues by R$ 28.7 million in 2018, versus expenses of R$ 5.7 million in 2017, resulting in a positive variation of R$ 34.4 million. This result was mainly due to the following factors:

•         Write-off of obsolete items in 2017, in the amount of R$ 15.1 million; and

•         Higher revenues from the Water Basin Decontamination Program (Programa de Despoluição de Bacias Hidrográficas) in 2018, in the amount of R$ 11.2 million, due to the achievement of the goals set for such program.

7. Financial result

				R$ million
	2018	2017	Var.	%
Financial expenses, net of income	(364.3)	(338.6)	(25.7)	7.6
Net monetary and exchange variation	(900.0)	(119.5)	(780.5)	653.1
Financial result	(1,264.3)	(458.1)	(806.2)	176.0

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7.1. Financial expenses, net of income

				R$ million
	2018	2017	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	(332.1)	(289.7)	(42.4)	14.6
Interest and charges on international loans and financing	(171.8)	(119.1)	(52.7)	44.2
Other financial expenses	(200.8)	(167.0)	(33.8)	20.2
Total financial expenses	(704.7)	(575.8)	(128.9)	22.4
Financial income	340.4	237.2	103.2	43.5
Financial expenses net of income	(364.3)	(338.6)	(25.7)	7.6

7.1.1. Financial expenses

Increase of R$ 128.9 million, mainly due to:

•         Increase of R$ 42.4 million in interest and charges on domestic loans and financings, mainly due to the lower capitalized amount to intangible assets in 2018;

•         Increase of R$ 52.7 million in interest and charges on international loans and financings, mainly due to the higher average outstanding amounts in 2018 when compared to the previous year, caused by the appreciation of the dollar and yen against the real; and

•         Increase of R$ 33.8 million in other financial expenses, mainly due to: (i) greater recognition of interest related to the Public-Private Partnership contracts in 2018, in the amount of R$ 87.8 million, due to the full start-up of the São Lourenço Production System (Sistema Produtor São Lourenço) in July 2018; and (ii) as a counterpart, there was a lower recognition of interests related to lawsuits, in the amount of R$ 58.0 million.

7.1.2. Financial income

Increase of R$ 103.2 million, mainly due to the recognition of interest on installment agreements in 2018.

7.2. Monetary and exchange variation, net

				R$ million
	2018	2017	Var.	%
Monetary variation on loans and financing	(66.2)	(62.8)	(3.4)	5.4
Currency exchange variation on loans and financing	(915.9)	(96.4)	(819.5)	850.1
Other monetary variations	(37.1)	(49.6)	12.5	(25.2)
Monetary/exchange rate variation on liabilities	(1,019.2)	(208.8)	(810.4)	388.1
Monetary/exchange rate variation on assets	119.2	89.3	29.9	33.5
Monetary/exchange rate variation, net	(900.0)	(119.5)	(780.5)	653.1

The effect of net monetary and exchange variations in 2018 was R$ 780.5 million higher than the amount recorded in 2017, with highlights to the increase of R$ 819.5 million in exchange variation on loans and financing, due to the appreciation of the dollar and the yen against the real in 2018 (17.1% and 20.0%, respectively), when compared to the appreciation in 2017 (1.5% and 5.3%, respectively).

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8. Income tax and Social contribution

Increased by R$ 93.0 million due to higher taxable results recorded in 2018, mainly impacted by the increase in operating revenue and offset by the increase in costs with electricity and services, in addition to the increase in expenses with monetary variations caused by the appreciation of the dollar and the yen against the real in 2018.

9. Indicators

9.1. Operating

The Company presented improvements in all operational indicators when compared to 2017, highlighting the 2.1% increase in the number of water connections and 2.6% in the number of sewage connections and the reduction in the water loss to 293 liters / connection per day compared to 302 in 2017.

The water volume produced had a discrete increase of 0.6%. In the metropolitan region of São Paulo, the Company's largest market, average monthly production reached 60.9 m³ / s in 2018 vs. 60.6 m³ / s in 2017.

The population directly served by the water supply and sewage collection services was increased by 0.8% and 0.5% respectively.

The number of employees of the Company increased by 5.7% compared to 2017 due to the hiring of 1,019 employees in 2018.

Operating indicators *	2018	2017	%
Water connections (1)	9,053	8,863	2.1
Sewage connections (1)	7,495	7,302	2.6
Population directly served - water (2)	25.1	24.9	0.8
Population directly served - sewage (2)	21.7	21.6	0.5
Number of employees	14,449	13,672	5.7
Water volume produced in the year (3)	2,800	2,783	0.6
IPM - Measured water loss (%)	30.1	30.7	(2.0)
IPDt (liters/connection x day)	293	302	(3.0)

      (1) Total connections, active and inactive, in thousand units at the end of the period.

      (2) In million inhabitants, at the end of the period. Does not include wholesale.

      (3) In millions of cubic meters.

      (*) Unaudited.

9.2. Financial

Economic Variables at the close of the period*	2018	2017
Amplified Consumer Price Index (1)	3.75	2.95
National Consumer Price Index(1)	3.43	2.07
Consumer Price Index (1)	2.99	2.28
Referential Rate (1)	0.0000	0.6171
Interbank Deposit Certificate (2)	6.40	6.89
US DOLAR (3)	3.8748	3.3080
YEN (3)	0.0353	0.0294

    (1) Annual accrual, in %

    (2) Annual average

    (3) Ptax sale rate on the last day

    (*) Unaudited

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10. Loans and financing

In February, 2019, the final installment of the 15th Debenture Issue was settled and, in March,

the total early redemption of the balance of R$ 250 million of the 20th issue of debentures was realized.

								R$ thousand
			DEBT PROFILE
INSTITUTION	2019	2020	2021	2022	2023	2024	2025 up to 2039	Total

Local currency
Caixa Econômica Federal	75,223	78,072	82,169	86,589	79,037	77,369	863,356	1,341,815
Debentures	1,049,510	589,190	479,995	559,184	362,555	204,832	150,294	3,395,560
BNDES	121,512	103,260	102,809	102,809	97,069	91,581	450,353	1,069,393
Leasing	19,077	36,903	38,700	40,654	43,416	45,153	344,763	568,666
Others	1,380	1,380	1,380	1,380	1,380	1,380	1,263	9,543
Interest and other charges	98,410	-	-	-	-	-	-	98,410
Total Local Currency	1,365,112	808,805	705,053	790,616	583,457	420,315	1,810,029	6,483,387
Foreign currency
IADB	163,923	163,923	163,923	163,923	163,923	163,923	1,388,905	2,372,443
IBRD	11,779	23,557	23,557	23,557	23,557	23,557	223,861	353,425
Deutsche Bank 350	288,479	-	-	-	-	-	-	288,479
Eurobond	-	1,354,532	-	-	-	-	-	1,354,532
JICA	153,055	140,431	140,431	140,431	140,431	140,431	1,168,403	2,023,613
IDB 1983AB	68,554	67,786	29,806	29,806	28,255	-	-	224,207
Interest and other charges	52,710	-	-	-	-	-	-	52,710
Total in foreign currency	738,500	1,750,229	357,717	357,717	356,166	327,911	2,781,169	6,669,409
Total	2,103,612	2,559,034	1,062,770	1,148,333	939,623	748,226	4,591,198	13,152,796

11. Capex

In 2018, investments totaled R$ 4.2 billion, of which R$ 2.3 billion in water and R$ 1.8 billion in sewage. Of this amount, R$ 2.1 billion are non-cash investments.

The table below provides additional information on investments carried out, with a breakdown of water and sewage by region:

			R$ million
Investments by segment	Water	Sewage	Total
Metropolitan Region	1,986.3	1,495.7	3,482.0
Regional Systems	338.0	357.4	695.4
Total	2,324.3	1,853.1	4,177.4

Investment Plans 2019 – 2023: R$ 18.7 billion

For the 2019 - 2023 period, the Company plans to directly invest approximately R$18.7 billion, of which R$ 7.7 billion in water and R$ 11.0 billion in sewage collection and treatment services.

						R$ million
	2019	2020	2021	2022	2023	Total
Water	1,669	1,492	1,636	1,507	1,453	7,757
Sewage Collection	1,366	1,524	1,777	1,766	1,878	8,311
Sewage Treatment	470	607	471	576	539	2,663
Total	3,505	3,623	3,884	3,849	3,870	18,731

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12. Conference calls

In English

April 2, 2019 - Tuesday

1:00 pm  US EST / 2:00 pm  (Brasília)

Dial in: + 1 (412) 317-6399

Conference ID: Sabesp

Replay available for 7 days

Dial in: +1 (412) 317-0088

Replay ID: 10127824

Click here for the webcast

In Portuguese

April 2, 2019 – Tuesday
9:30 am  US EST / 10:30 am (Brasília)

Dial in: +55 (11) 3181-8565

Conference ID: Sabesp

Replay available for 7 days

Dial in: +55 (11) 3193-1012

Replay ID: 10000894#

Click here for the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Income Statement

Brazilian Corporate Law		R$ '000
	2018	2017
Net Operating Income	16,085,094	14,608,233
Operating Costs	(9,086,456)	(8,778,963)
Gross Profit	6,998,638	5,829,270
Operating Expenses
Selling	(693,480)	(686,012)
Estimated losses with doubtful accounts	(166,727)	(82,681)
Administrative expenses	(996,877)	(1,098,990)
Other operating revenue (expenses), net	28,591	(5,679)
Operating Income Before Shareholdings	5,170,145	3,955,908
Equity Result	6,510	5,760
Earnings Before Financial Results, net	5,176,655	3,961,668
Financial, net	(361,665)	(362,036)
Exchange gain (loss), net	(902,671)	(96,018)
Earnings before Income Tax and Social Contribution	3,912,319	3,503,614
Income Tax and Social Contribution
Current	(852,655)	(882,787)
Deferred	(224,596)	(101,517)
Net Income for the period	2,835,068	2,519,310
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	4.15	3.69
Depreciation and Amortization	(1,392,541)	(1,301,897)
Adjusted EBITDA	6,540,605	5,269,244
% over net revenue	40.7%	36.1%

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Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2018	12/31/2017
Current assets
Cash and cash equivalents	3,029,191	2,283,047
Trade receivables	1,843,333	1,672,595
Related parties and transactions	174,148	180,773
Inventories	65,596	85,671
Restricted cash	31,900	18,822
Currrent recoverable taxes	380,703	276,585
Other receivables	77,371	56,592
Total current assets	5,602,242	4,574,085

Noncurrent assets
Trade receivables	209,083	215,910
Related parties and transactions	669,102	634,387
Escrow deposits	152,018	122,686
Water National Agency – ANA	49,136	70,487
Other receivables	103,310	113,123

Equity investments	44,587	36,932
Investment properties	47,620	57,652
Contract assets	7,407,948	-
Intangible assets	29,012,460	33,466,132
Property, plant and equipment	267,612	255,050
Total noncurrent assets	37,962,876	34,972,359

Total assets	43,565,118	39,546,444

LIABILITIES AND EQUITY	12/31/2018	12/31/2017
Current liabilities
Trade payables	465,993	344,947
Borrowings and financing	2,103,612	1,746,755
Accrued payroll and related charges	564,830	588,073
Taxes and contributions	200,563	183,965
Dividends and interest on capital payable	673,765	598,612
Provisions	458,387	607,959
Services payable	454,022	408,275
Public-Private Partnership – PPP	137,827	60,007
Program Contract Commitments	230,695	128,802
Other liabilities	108,938	104,485
Total current liabilities	5,398,632	4,771,880

Noncurrent liabilities
Borrowings and financing	11,049,184	10,354,211
Deferred income tax and social contribution	261,242	36,754
Deferred Cofins and Pasep	140,830	130,182
Provisions	434,475	470,245
Pension obligations	2,970,009	2,932,338
Public-Private Partnership – PPP	3,275,297	3,011,409
Program Contract Commitments	142,314	110,698
Other liabilities	341,447	215,718
Total noncurrent liabilities	18,614,798	17,261,555

Total liabilities	24,013,430	22,033,435

Equity
Paid-up capital	15,000,000	10,000,000
Profit reserve	5,100,783	8,051,110
Other comprehensive income	(549,095)	(538,101)
Total equity	19,551,688	17,513,009

Total equity and liabilities	43,565,118	39,546,444

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Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Dec	Jan-Dec
	2018	2017
Cash flow from operating activities
Profit before income tax and social contribution	3,912,319	3,503,614
Adjustment for:
Depreciation and amortization	1,392,541	1,301,897
Residual value of property, plant and equipment and intangible assets written-off	24,974	24,935
Allowance for doubtful accounts	165,433	82,681
Guarulhos agreement	(928,014)	-
Provision and inflation adjustment	111,940	185,080
Interest calculated on loans and financing payable	563,902	426,781
Inflation adjustment and foreign exchange gains (losses) on loans and financing	982,072	159,087
Interest and inflation adjustment losses	30,103	25,751
Interest and inflation adjustment gains	(64,046)	(31,619)
Financial charges from customers	(289,321)	(193,683)
Margin on intangible assets arising from concession	(63,013)	(70,335)
Provision for Consent Decree (TAC) and Knowledge retention program (KRP)	80,245	72,933
Equity result	(6,510)	(5,760)
Provision from São Paulo agreement	135,735	-
Pension obligations	243,569	304,500
Other adjustments	33,349	92,461
	6,325,278	5,878,323
Changes in assets
Trade accounts receivable	-	-
Accounts receivable from related parties	39,919	51,594
Inventories	20,075	(27,633)
Recoverable taxes	(104,118)	(233,952)
Escrow deposits	(1,639)	(32,200)
Other accounts receivable	11,760	8,312
Changes in liabilities		-
Trade payables and contractors	(176,826)	(180,353)
Services payable	(89,988)	(51,779)
Accrued payroll and related charges	(103,488)	56,841
Taxes and contributions payable	(4,829)	15,983
Deferred Cofins/Pasep	10,648	(7,889)
Provisions	(297,282)	(279,951)
Pension obligations	(217,000)	(228,282)
Other liabilities	122,214	(16,741)
Cash generated from operations	5,463,045	4,910,079

Interest paid	(732,048)	(676,087)
Income tax and contribution paid	(888,077)	(932,110)

Net cash generated from operating activities	3,842,920	3,301,882

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(2,132,559)	(1,957,780)
Restricted cash	(13,078)	5,256
Purchases of tangible assets	(50,645)	(18,920)
Increase in investment	(1,136)	-
Cash receipts from the sale of assets	8,131	-
Net cash used in investing activities	(2,189,287)	(1,971,444)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,634,553	1,007,572
Repayments of loans	(1,678,748)	(1,098,558)
Payment of interest on shareholders'equity	(653,393)	(765,933)
Public-Private Partnership – PPP	(178,333)	(31,758)
Program Contract Commitments	(31,568)	(44,935)
Net cash used in financing activities	(907,489)	(933,612)

Cash reduce and cash equivalents	746,144	396,826

Represented by:
Cash and cash equivalents at beginning of the year	2,283,047	1,886,221
Cash and cash equivalents at end of the year	3,029,191	2,283,047
Cash reduce and cash equivalents	746,144	396,826

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 29, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.